                                                                    EXHIBIT 99.1


AUDITED FINANCIAL STATEMENTS

Odessa Regional Hospital, LP
Years ended September 30, 2002 and 2001 with Report of Independent Auditors

                          Odessa Regional Hospital, LP

                          Audited Financial Statements

                     Years ended September 30, 2002 and 2001




                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements

Balance Sheets................................................................2
Statements of Earnings .......................................................3
Statements of Changes in Partners' Capital....................................4
Statements of Cash Flows......................................................5
Notes to Financial Statements.................................................6

                         Report of Independent Auditors

The Partners
Odessa Regional Hospital, LP

We have audited the accompanying balance sheets of Odessa Regional Hospital, LP (the "Partnership") (a Delaware limited partnership) as of September 30, 2002 and 2001, and the related statements of earnings, changes in Partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odessa Regional Hospital, LP at September 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, in 2002 the Partnership changed its method of accounting for goodwill and other intangibles assets.


                                                              ERNST & YOUNG LLP

Nashville, Tennessee
November 20, 2002

                          Odessa Regional Hospital, LP

                                 Balance Sheets


                                                                          SEPTEMBER 30,
                                                                     2002              2001
                                                                 ------------------------------
ASSETS
Current assets:
   Accounts receivable, net of allowance for doubtful
      accounts of $1,746,000 and $1,717,000, respectively        $ 8,748,546        $ 8,613,584
   Due from affiliate ...................................                 --          3,643,752
   Inventories ..........................................          1,690,580          1,109,182
   Prepaid expenses and other current assets ............            904,725            429,442
                                                                 -----------        -----------
Total current assets ....................................         11,343,851         13,795,960

Property and equipment, net .............................         23,456,269         15,429,703
Goodwill ................................................         28,826,767         28,826,767
Other assets, net .......................................            663,801             37,022
                                                                 -----------        -----------
Total assets ............................................        $64,290,688        $58,089,452
                                                                 ===========        ===========

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
   Accounts payable .....................................        $ 1,934,451        $ 3,060,401
   Salaries and benefits payable ........................          1,046,528            708,224
   Other accrued liabilities ............................            198,967            218,356
   Current portion of debt allocated from IASIS .........            470,305            413,261
                                                                 -----------        -----------
Total current liabilities ...............................          3,650,251          4,400,242

Debt allocated from IASIS ...............................         32,589,521         33,059,826
Due to affiliate ........................................          3,426,238                 --
                                                                 -----------        -----------

Total liabilities .......................................         39,666,010         37,460,068

Partners' capital .......................................         24,624,678         20,629,384

                                                                 -----------        -----------
Total liabilities and Partners' capital .................        $64,290,688        $58,089,452
                                                                 ===========        ===========

See accompanying notes.

                          Odessa Regional Hospital, LP

                             Statements of Earnings

                                                                   YEAR ENDED SEPTEMBER 30,
                                                                    2002              2001
                                                                 ------------------------------
Net revenue .............................................        $48,539,678        $39,646,206

Costs and expenses:
   Salaries and benefits ................................         17,135,600         15,163,842
   Supplies .............................................          5,209,137          4,954,776
   Other operating expenses .............................          8,601,930          6,018,811
   Provision for bad debts ..............................          4,134,447          3,856,443
   Interest, net ........................................          3,559,237          4,136,487
   Depreciation and amortization ........................          1,537,348          2,144,701
   Management fees ......................................          1,248,531          1,137,829
                                                                 -----------        -----------
Total costs and expenses ................................         41,426,230         37,412,889
                                                                 -----------        -----------
Net earnings ............................................        $ 7,113,448        $ 2,233,317
                                                                 ===========        ===========

See accompanying notes.

                          Odessa Regional Hospital, LP

                   Statements of Changes in Partners' Capital

                     Years ended September 30, 2002 and 2001

                                                   MANAGING                         NONPHYSICIAN
                                                   GENERAL          PHYSICIAN         LIMITED
                                                   PARTNER          PARTNERS          PARTNERS        TOTAL
                                                ---------------    -------------    --------------   ----------
Partner's Capital at September 30, 2000 ......    $ 134,334        $        --      $ 13,298,931     $ 13,433,265
  Capital contributions from partners net
     of offering costs of $186,461 ...........      369,255          2,005,649         3,017,557        5,392,461
  Distributions to partners ..................       (4,296)           (48,162)         (377,201)        (429,659)
  Net earnings ...............................       22,333            173,457         2,037,527        2,233,317
                                                  ---------        -----------      ------------     ------------
Partner's Capital at September 30, 2001 ......      521,626          2,130,944        17,976,814       20,629,384
  Repurchase of partnership unit .............           --            (28,968)               --          (28,968)
  Distributions to partners ..................      (30,904)          (345,178)       (2,713,104)      (3,089,186)
  Net earnings ...............................       71,168            800,003         6,242,277        7,113,448
                                                  ---------        -----------      ------------     ------------
Partner's Capital at September 30, 2002 ......    $ 561,890        $ 2,556,801      $ 21,505,987     $ 24,624,678
                                                  =========        ===========      ============     ============


See accompanying notes.

                          Odessa Regional Hospital, LP

                            Statements of Cash Flows

                                                                                   YEAR ENDED SEPTEMBER 30,
                                                                                  2002               2001
                                                                               -------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings ..............................................................    $ 7,113,447        $  2,233,317
Adjustments to reconcile net earnings to net cash used in
    operating activities:
      Depreciation and amortization .......................................      1,537,348           2,144,701
      Provision for bad debts .............................................      4,134,447           3,856,443
      Changes in operating assets and liabilities, net of effect of acquisition:
           Accounts receivable ............................................     (4,269,409)         (6,436,492)
           Inventories, prepaid expenses and other current assets .........     (1,056,681)            (18,286)

           Accounts payable, salaries and benefits payable and
               other accrued liabilities ..................................       (807,035)          2,015,836
                                                                               -----------        ------------
Net cash provided by operating activities .................................      6,652,117           3,795,519

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment, net ..................................     (9,563,913)         (4,599,342)
Increase in other assets ..................................................       (626,779)            (17,422)
                                                                               -----------        ------------
Net cash used in investing activities .....................................    (10,190,692)         (4,616,764)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of debt .........................................................       (413,261)                 --
Change in due to/from affiliate, net ......................................      4,325,982          (1,205,593)
Physicians partner contributions ..........................................             --           2,075,000
Repurchase of partnership unit ............................................        (28,968)                 --
Distribution to physician partners ........................................       (345,178)            (48,162)
                                                                               -----------        ------------
Net cash provided by financing activities .................................      3,538,575             821,245
                                                                               -----------        ------------

Change in cash ............................................................             --                  --
Cash at beginning of year .................................................             --                  --
                                                                               -----------        ------------
Cash at end of year .......................................................    $        --        $         --
                                                                               ===========        ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest ....................................................    $ 4,329,389        $ 4,136,787
                                                                               ===========        ===========

NON-CASH TRANSACTIONS:
Distribution to general partner and non-physician limited partner
                                                                               $ 2,744,008        $    381,497
                                                                               ===========        ============
Capital contribution from general partner and non-physician
   limited partner ........................................................    $        --        $  3,503,922
                                                                               ===========        ============
Issuance of promissory note ...............................................    $        --        $ 33,473,087
                                                                               ===========        ============
Repayment of promissory note ..............................................    $        --        $(31,387,041)
                                                                               ===========        ============

See accompanying notes.

                          Odessa Regional Hospital, LP

                          Notes to Financial Statements

                               September 30, 2002


1. ORGANIZATION

Odessa Regional Hospital, LP, a Delaware limited partnership (the "Partnership") was formed on September 24, 1999 to own and operate Odessa Regional Hospital (the "Hospital") in Odessa, Texas. The Partnership's general partner is IASIS Healthcare Holdings, Inc. ("General Partner") and the limited partners consist of IASIS Healthcare Corporation ("IASIS") and other third party investors. The General Partner is an indirect wholly-owned subsidiary of IASIS. IASIS is a for-profit hospital management company that owns and operates 14 general, acute care hospitals in four states. IASIS also owns a Medicaid managed health plan in Arizona. Odessa Regional Hospital (the "Hospital") is a 121-bed acute care hospital that provides inpatient, outpatient and emergency care services to residents in the Odessa-Midland region of Texas.

The Partnership agreement provides that earnings, losses and distributions will be shared pro rata amongst the partners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 is effective for transactions completed subsequent to June 30, 2001 and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that all business combinations be accounted for under the purchase method of accounting. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. The Partnership adopted SFAS No. 141 and 142 effective October 1, 2001.

SFAS No. 143, Accounting for Asset Retirement Obligations, was issued in August 2001 by the FASB and is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated retirement costs. SFAS No. 143 applies to all entities and to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a

                          Odessa Regional Hospital, LP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

long-lived asset, except for certain obligations of lessees. The Partnership does not expect SFAS No. 143 to have a material effect on its results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 clarifies certain implementation issues related to SFAS No. 121 and provides a single framework for evaluating long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Partnership does not expect that adoption of the Statement will have a significant impact on the Partnership's results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections. Under certain provisions of SFAS No. 145, gains and losses related to the extinguishment of debt should no longer be segregated on the income statement as extraordinary items net of the effects of income taxes. Instead, those gains and losses should be included as a component of income before income taxes. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Accounting Principles Board Opinion No. 30 for classification as an extraordinary item should be reclassified upon adoption. The Partnership does not expect SFAS No. 145 to have a material effect on the Partnership's results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard

                          Odessa Regional Hospital, LP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002. The Partnership does not anticipate the adoption of this standard to materially impact the Partnership's results of operations or financial position.

REVENUES/RECEIVABLES

The Partnership has entered into agreements with third-party payors, including government programs and managed care health plans, under which the Partnership is paid based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges.

Net patient service revenue is reported at the estimated net realizable amounts from third-party payers and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and are adjusted, if necessary, in future periods when final settlements are determined.

The calculation of appropriate payments from the Medicare and Medicaid programs as well as terms governing agreements with other third-party payors are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. The Partnership believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on the Partnership's financial statements. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

The Partnership receives payment for services rendered from federal and state agencies (under Medicare and Medicaid programs), managed care health plans, commercial

                          Odessa Regional Hospital, LP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUES/RECEIVABLES (CONTINUED)

insurance companies, employers and patients. During the years ended September 30, 2002 and 2001, approximately 14% and 11%, respectively, of the Partnership's net patient revenue related to patients participating in the Medicare program and 25% and 18%, respectively, of the Partnership's net patient revenue related to patients participating in Medicaid programs. The Partnership recognizes that revenues and receivables from government agencies are significant to the Partnership's operations, but does not believe that there are significant credit risks associated with these governmental agencies. The Partnership believes that concentration of credit risk from other payors is limited by the number of patients and payors.

The Partnership provides care without charge to patients who are financially unable to pay for the healthcare services they receive. Because the Partnership does not pursue collection of amounts determined to qualify as charity care, they are not reported as net revenue. As a result of providing services to certain qualifying low-income and uninsured patients, the Partnership received approximately $2,101,000 and $2,716,000 in connection with the State of Texas Disproportionate Share Program for the years ended September 30, 2002 and 2001, respectively, which are reported in net revenue in the accompanying Statements of Earnings.

Net Medicare settlement receivables estimated as of September 30, 2002 and 2001 and included in accounts receivable in the accompanying balance sheets approximated $1,114,000 and $644,000, respectively.

INVENTORIES

Inventories, principally medical supplies and pharmaceuticals, are stated at the lower of average cost or market.

                          Odessa Regional Hospital, LP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                                          SEPTEMBER 30,
                                                                     2002                2001
                                                                 -----------        -----------
       Land .............................................        $   739,098        $   525,000
       Buildings and improvements .......................         15,855,715          4,708,447
       Equipment ........................................         10,752,883          8,349,771
       Construction in progress .........................             37,418          4,221,350
                                                                 -----------        -----------
                                                                  27,385,114         17,804,568
       Less accumulated depreciation ....................         (3,928,845)        (2,374,865)
                                                                 -----------        -----------
       Property and equipment, net ......................        $23,456,269        $15,429,703
                                                                 ===========        ===========


Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method and was approximately $1,537,000 and $1,245,000 for the years ended September 30, 2002 and 2001, respectively. Buildings and improvements are depreciated over estimated lives ranging generally from 14 to 40 years. Estimated useful lives of equipment vary generally from five to fifteen years. Routine repairs and maintenance are charged to expense as incurred. The Partnership capitalized approximately $800,000 of interest during 2002. Construction in progress was substantially completed as of September 30, 2002.

GOODWILL

Goodwill represents cost in excess of the fair value of acquired tangible net assets of the Hospital and is evaluated for impairment according to Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets.

                          Odessa Regional Hospital, LP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOODWILL (CONTINUED)

The Partnership adopted SFAS No. 142 effective October 1, 2001 and has completed the required transitional impairment test, which resulted in no goodwill impairment. The following is a reconciliation of net earnings to adjusted net earnings for the year ended September 30, 2001, as if SFAS 142 was adopted on October 1, 2000:

        Reported net earnings                                $2,233,317
        Add:  goodwill amortization                             872,436
                                                             ----------
        Adjusted net earnings                                $3,105,753
                                                             ==========

DEBT ALLOCATED FROM IASIS

In conjunction with the acquisition of the Hospital, the Partnership entered into a promissory note (the "Note") with IASIS in the amount of $31,387,041. Under the provisions of the Note, interest of 13% per annum is due and payable on October 1 of each year until October 1, 2004, at which time the entire outstanding principal balance, together with all accrued and unpaid interest, would be immediately due and payable in full. The Note may be prepaid in whole or in part without premium or penalty and may reborrow up to the stated principal amount.

During 2001, the Partnership entered into a new promissory note (the "New Note") with IASIS in the amount of $33,761,000. The New Note replaces the Note and is a five year note at 13% interest per annum on a twenty year amortization schedule. Maturities of the New Note at September 30, 2002 are as follows:

         2003                                             $   470,305
         2004                                                 535,222
         2005                                                 609,101
         2006                                              31,445,198
                                                          -----------
                                                          $33,059,826
                                                          ===========

                          Odessa Regional Hospital, LP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DUE TO AFFILIATE

Due to affiliate balances represent the net excess of funds transferred to or paid on behalf of the Partnership over funds transferred to the centralized cash management account of IASIS. Generally, this balance is increased by automatic cash transfers from the account to reimburse the Partnership's bank accounts for operating expenses and to pay the Partnership's debt, completed construction project additions, fees and services provided by IASIS, including information systems services, and other operating expenses, such as payroll, interest and insurance. Generally, the balance is decreased through daily cash deposits by the Partnership to the centralized cash management account. Management fees represent an allocation of corporate office expenses of IASIS.

The Partnership is charged interest on other due to an affiliate balances at a rate equal to the prime commercial lending rate as quoted in The Wall Street Journal plus 2.5% (7.25% at September 30, 2002) pursuant to a borrowing agreement with IASIS. The Partnership is credited interest on other due from an affiliate balances at a rate equal to the Treasury Bill Rate on the first day of the month as quoted in The Wall Street Journal.

INCOME TAXES

No provision for income taxes has been reflected in the accompanying financial statements because the tax effect of the Partnership's activities accrues to the individual partners.

The Partnership's tax returns and the amounts of distributable Partnership income or loss are subject to examination by the federal and state taxing authorities. In the event of an examination of the Partnership's tax return, the tax liability of the partners could be changed if any adjustment to the Partnership taxable income or loss is ultimately sustained by the taxing authorities.

GENERAL AND PROFESSIONAL LIABILITY RISKS

IASIS, on behalf of the Partnership, maintains general and professional liability insurance as well as workers' compensation insurance in excess of self-insured retentions through a commercial insurance carrier in amounts that IASIS believes to be sufficient for the Partnership, although, potentially, some claims may exceed the scope of coverage

                          Odessa Regional Hospital, LP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GENERAL AND PROFESSIONAL LIABILITY RISKS (CONTINUED)

in effect. The cost of general and professional liability and workers' compensation coverage including the full self-insured retention exposure is allocated by IASIS to the Partnership based upon adjusted patient days. IASIS maintains reserves for general and professional liability and workers' compensation. Accordingly, no reserve for liability risks is recorded on the accompanying Balance Sheets. The costs allocated for the years ended September 30, 2002 and 2001 were approximately $751,000 and $293,000, respectively, for general and professional liability. Workers' compensation expense allocated for the years ended September 30, 2002 and 2001 was $268,000 and $240,000, respectively. The Partnership is currently not a party to any such proceedings that, in the Partnership's opinion, would have a material adverse effect on the Partnership's business, financial condition or results of operations.

The Partnership participates in a self-insured program for health insurance administered by IASIS. IASIS allocates costs of the program based upon the number of program participants employed by the Partnership. The cost allocated to the Partnership represents claims paid and an estimate of claims incurred but not paid and totaled approximately $2,135,000 and $1,767,000 for the years ended September 30, 2002 and 2001, respectively.

PHYSICIAN RECRUITING COSTS

Physician recruiting costs are included in other assets and are deferred and amortized over the term of the respective physician recruitment agreement, which is generally three years. Amortization of physician recruiting costs is included in other operating expenses.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

                          Odessa Regional Hospital, LP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain prior year reclassifications have been made to the prior year to conform with the current year presentation.

3. RETIREMENT PLAN

The Partnership participates in IASIS' defined contribution 401(k) plan (the "Retirement Plan") which covers, upon qualification, substantially all employees. Employees who elect to participate generally make contributions from 1% to 20% of their eligible compensation, and the Partnership matches, at its discretion, such contributions up to a maximum percentage. Generally, employees immediately vest 100% in their own contributions and vest in the employer portion of contributions in a period not to exceed five years. Partnership contributions to the Retirement Plan were approximately $169,000 and $184,000 for the years ended September 30, 2002 and 2001, respectively.

4. LEASES

Operating lease rental expense relating primarily to the rental of buildings and equipment for the year ended September 30, 2002 and 2001 was approximately $809,000 and $410,000, respectively.

Future minimum rental commitments under noncancelable operating leases with an initial term in excess of one year at September 30, 2002, are approximately as follows:

             Fiscal year    2003                            $   774,000
                            2004                                305,000
                            2005                                305,000
                            2006                                259,000
                                                            -----------
             Total minimum rental commitments               $ 1,643,000
                                                            ===========

5. COMMITMENTS AND CONTINGENCIES

Final determination of amounts earned under the Medicare and Medicaid programs often occurs in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions. In the opinion of management, adequate

                          Odessa Regional Hospital, LP

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

provision has been made for adjustments that may result from such routine audits and appeals.

The Partnership is subject to claims and legal actions arising in the ordinary course of business. The Partnership is currently not a party to any such proceedings that, in the Partnership's opinion, would have a material adverse effect on the Partnership's business, financial condition or results of operations.

The Partnership's assets and equity interests are pledged as a full and unconditional guarantee of certain debt of IASIS, which totaled approximately $578 million at September 30, 2002.

In order to recruit and retain physicians to the communities it serves, the Partnership has committed to provide certain financial assistance in the form of recruiting agreements with various physicians. Amounts advanced under the recruiting agreements are generally forgiven prorata over a period of 24 months after one year of completed service and contingent upon the physician continuing to practice in the respective community. The amounts advanced and not repaid, in management's opinion, will not have a material adverse effect on the Partnership's financial condition or results of operations.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the accompanying Balance Sheets for accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

7. SUBSEQUENT EVENT

The Partnership effective October 1, 2002 entered into a promissory note with IASIS for $8,113,301. The note is a five year note at 9% per annum on a twenty year amortization schedule.